Exhibit 1

PRESS RELEASE

CYREN Names Atif Ahmed as Vice President of EMEA Sales

MCLEAN, Va. – August 8, 2016 – CYREN (NASDAQ: CYRN) today announced the appointment of Atif Ahmed as vice president of sales for Europe, Middle East and Africa (EMEA).  Based in the UK, Ahmed’s responsibilities include overseeing the region’s sales, services, strategic channels and alliances, as well as driving additional business in new EMEA territories.

With more than 20 years of experience in the security space, Ahmed most recently served in senior sales leadership positions at AppSense, Websense and Check Point Software. He also previously held sales management roles in the security business unit at Azlan and at Acer UK.

“I'm excited to join CYREN at such a pivotal time, as businesses are really struggling to protect their users and data from cybercriminals in today’s mobile and cloud-centric world,” Ahmed said. “CYREN’s SaaS web and email security products are poised to dramatically disrupt the failed appliance-based approach to security. With the company’s expanded commitment to the region, we aim to be a pure-play channel organization that provides partners with unmatched tools, support and ongoing investment.”

“Atif brings an established record of sales success and security expertise that will further strengthen our sales leadership team throughout Europe,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “I welcome Atif to the CYREN team, as we continue to serve an ever-growing number of Europe’s largest and most distinguished organizations – providing them with powerful cloud-based security.”

About CYREN

CYREN (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, CYREN offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security providers . CYREN’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: twitter.com/CyrenInc

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

CYREN Company Contact
Mike Myshrall, CFO

703.760.3320
mike.myshrall@cyren.com

CYREN Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com